The Hartford Income Shares Fund, Inc.

Sub-Item 77C - Submission of Matters to a Vote of Security Holders

Shareholders of The Hartford Income Shares Fund, Inc. addressed and approved the following proposals at an annual meeting held on January 29, 2003.

1. Proposal to set the number of directors at eight and to elect the following nominees:

Nominee 				For			Withhold
Winifred E. Coleman		10,495,856		258,734
Dr. Robert M. Gavin		10,525,092		229,498
Duane E. Hill			10,530,543		224,047
Thomas M. Marra			10,531,754		222,836
Phillip O. Peterson		10,512,840		241,750
Millard H. Pryor, Jr.		10,529,228		225,362
Lowndes A. Smith			10,528,825		225,765
John K. Springer			10,514,131		240,460

2. Proposal to ratify the selection of Ernst & Young LLP as the independent public accountants for the Company:

For				Against		Withhold
10,538,212			118,401		97,977